SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
             _______________________________________

                         SCHEDULE 13D/A
            Under the Securities Exchange Act of 1934
                         Amendment No. 2

                    KAYNAR TECHNOLOGIES, INC.
                        (Name of Issuer)

                          Common Stock
                  (Title of Class of Securities)

                           486605 10 8
                          (CUSIP Number)

                        Donald E. Miller
       Senior Vice President, General Counsel & Secretary
                    The Fairchild Corporation
                 45025 Aviation Drive, Suite 400
                     Dulles, VA  20166-7516
                    Telephone:  703-478-5800
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        December 1, 1998
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition which is the  subject  of  this
Schedule  13D  and is filing this schedule because of  Rule  13d-
1(b)(3) or (4), check the following box [  ].

CUSIP No. 486605 10 8

1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     The Fairchild Corporation -- IRS EIN 34-0728587
     RHI Holdings, Inc.        -- IRS EIN 34-1545939
     Banner Aerospace, Inc.    -- IRS EIN 95-2039311


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)[  ]                            b)[  ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:  WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)             [  ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Each of The Reporting Persons is a Delaware corporation.

NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING PERSON WITH:

     7.   SOLE VOTING POWER:
          The Fairchild Corporation: 720,100 shares*.
          RHI Holdings, Inc.: 380,800 shares.
          Banner Aerospace, Inc.:  339,300 shares.
          (*Includes shares owned by RHI Holdings, Inc., and Banner Aerospace, Inc.)

     8.   SHARED VOTING POWER:     0

     9.   SOLE DISPOSITIVE POWER:
          The Fairchild Corporation: 720,100 shares*.
          RHI Holdings, Inc.: 380,800 shares.
          Banner Aerospace, Inc.:  339,300 shares.
          (*Includes shares owned by RHI Holdings, Inc., and Banner Aerospace, Inc.)

    10.    SHARED DISPOSITIVE POWER:  0

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON
          The Fairchild Corporation: 720,100 shares*.
          RHI Holdings, Inc.: 380,800 shares.
          Banner Aerospace, Inc.:  339,300 shares.
          (*Includes shares owned by RHI Holdings, Inc., and Banner Aerospace, Inc.)

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                             [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
          The Fairchild Corporation:    14.21% *
          RHI Holdings, Inc.:           7.50%
          Banner Aerospace, Inc.:       6.70%
               (*Includes shares owned by RHI Holdings, Inc., and Banner Aerospace, Inc.)


14.   TYPE OF REPORTING PERSON:  CO

Item 1.   Security and Issuer.

This  Amendment No. 2 ("Amendment No. 2")amends the statement  of
Schedule 13D (the "Original Schedule 13D Filing")filed with the Securities and Exchange Commission on November 2, 1998 (amended by Amendment No. 1, filed with the Securities and Exchange Commission on November 23, 1998), with respect to the Common Stock of Kaynar Technologies, Inc., a Delaware corporation
("Issuer"). The principal executive offices of Issuer are located at 500 N. State College Blvd., Suite 1000, Orange, CA 92868-1638. Telephone: 714-712-4900.

Other than as set forth herein, there has been no material change in the information set forth in the Original Schedule 13D Filing.

Item 2.   Identity and Background.

This statement is filed by RHI Holdings, Inc., a Delaware corporation ("RHI Holdings "), Banner Aerospace, Inc., a Delaware corporation ("Banner Aerospace"), and The Fairchild Corporation ("Fairchild"). RHI Holdings, Banner Aerospace and Fairchild are collectively referred to as the "Reporting Persons."

The principal executive offices of the Fairchild and RHI Holdings are located at 45025 Aviation Drive, Suite 400, Dulles, VA 20166-
7516.   The  principal executive offices of Banner Aerospace  are
located  at 45025 Aviation Drive, Suite 300, Dulles,  VA   20166-
7556

Fairchild is a publicly held company, traded on the New York and Pacific Stock Exchange, under the symbol FA. Fairchild beneficially owns (directly or indirectly) 100% of RHI Holdings' common stock and approximately 85.43% of Banner Aerospace's common stock.

Fairchild's principal activities include Fairchild Fasteners, a worldwide manufacturer of advanced aerospace fastening devices, an 85.43% beneficial ownership interest in Banner Aerospace, and Fairchild Technologies, a manufacturer of semiconductor equipment and optical disc equipment. RHI Holdings is a wholly-owned subsidiary of Fairchild. Banner Aerospace is a distributor of aircraft rotables and engines. It's common stock trades on the New York Stock Exchange, under the symbol BAR.

Exhibit A of the Original Schedule 13D Filing sets forth the name, present principal occupation or employer, citizenship, and stock ownership of Issuer's Common Stock for each executive officer and director of RHI Holdings and each executive officer and director of Fairchild. There has been no material change in the information incorporated under Exhibit A of the Original
Schedule 13D Filing.

Exhibit  A  of this Amendment No. 2 sets forth the name,  present
principal   occupation  or  employer,  citizenship,   and   stock
ownership of Issuer's Common Stock for each executive officer and director of Banner Aerospace.

The  business address of each executive officer and  director  of the  Reporting  Persons is c/o The Fairchild  Corporation,  45025
Aviation  Drive,  Suite  400, Dulles, VA  20166-7516,  Attention:
General Counsel.

During the past five years prior to the date hereof, neither of the Reporting Persons nor (to the knowledge of the Reporting
Persons) any executive officer or director of the Reporting Persons has: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D Filing is hereby amended to add the following:

Through open market purchases, for the period of November 30, 1998 through December 8, 1998, the Reporting Persons purchased an additional 359,500 shares of Issuer's Common Stock, at an aggregate purchase price of $7,600,164.25 (132,500 shares by RHI Holdings, at an aggregate purchase price of $2,782,357.75; and 227,000 shares by Banner Aerospace, at an aggregate purchase price of $4,817,806.50).

Aggregate purchases, to date (8/17/98 through 12/8/98), by RHI Holdings and Banner Aerospace combined is 720,100 shares of
Issuer's Common Stock, at an aggregate purchase price of $13,553,828.60 (collectively, the "Shares"). The Shares were purchased with working capital funds of RHI Holdings and Banner Aerospace, respectively. Because of its ownership interest in RHI Holdings and Banner Aerospace, Fairchild is also deemed the beneficial ownership of all the Shares.

Jeffrey Steiner may be deemed the beneficial owner of 28.96% of Fairchild's Class A Common Stock (including shares owned by his affiliates). He is also the Chairman of the Board and CEO of Fairchild and Banner Aerospace. As a result of such stock ownership and executive positions, Mr. Steiner may be deemed to be the beneficial owner of the Shares beneficially owned by the Reporting Persons. Mr. Steiner disclaims such beneficial ownership, except to the extent of his pecuniary interest therein.


Item 5.   Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D Filing is hereby amended in its entirety to read as follows:

(a) As a result of the transactions described in Item 4 of this Amendment No. 1, the Reporting Persons are the beneficial owners of an aggregate of 720,100 shares of Issuer's Common
     Stock.

     Issuer's report on Form 10Q filed October 22, 1998 states that there are 5,068,276 shares of Issuer Common Stock outstanding. Based on such number, the 720,100 Shares owned by Fairchild (which includes shares owned by RHI Holdings and Banner Aerospace) constitute approximately 14.21% of the issued and outstanding shares of Issuer's Common Stock, the 380,800 Shares owned by RHI Holdings constitute approximately 7.50% of the issued and outstanding shares of Issuer's Common Stock, and the 339,300 Shares owned by Banner Aerospace constitute approximately 6.70% of the issued and outstanding shares of Issuer's Common Stock.

     Fairchild, RHI Holdings and Banner Aerospace first owned in excess of 5% of the issued and outstanding shares of Issuer's Common Stock as of the following respective dates:
     October 21, 1998 (Fairchild), December 3, 1998 (RHI Holdings), and December 2, 1998 (Banner Aerospace).

(b) RHI Holdings has sole voting and dispositive power with respect to 380,800 Shares, and Banner Aerospace has sole voting and dispositive power with respect to 339,300 Shares. Because of Fairchild's ownership interest in RHI Holdings and Banner Aerospace, it may also be deemed to have voting and dispositive power with respect to all 720,100 Shares.

(c) Since the date of the Original Schedule 13D Filing, the Reporting Persons purchased shares of Issuer's Common Stock on the dates, in the amounts and at the prices set forth on Exhibit B attached hereto. All of such purchases were made on the open market.

(d)  Not applicable.
(e)  Not applicable.

Item 7.   Material to be Filed as Exhibits.

Exhibit A:     Officers and Directors of Banner Aerospace
Exhibit B:     Purchases of Kaynar Technologies Common Stock

                            SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 11, 1998        THE FAIRCHILD CORPORATION


                         By:
                              Donald E. Miller
                                                       Executive
                              Vice President, General Counsel and
                              Secretary


                         RHI HOLDINGS, INC.


                         By:
                              Donald E. Miller
                                                       Vice
                              President and Secretary


                         BANNER AEROSPACE, INC.


                         By:
                              Warren Persavich
                              Senior Vice President and COO



                          PAGE 8 OF 11
                            EXHIBIT A


        OFFICERS AND DIRECTORS OF BANNER AEROSPACE, INC.

MICHAEL T. ALCOX
Citizenship:  USA.
Director of Banner Aerospace.  Part-Time Vice President   of  The
Fairchild Corporation. Owner and operator of travel and real estate businesses.
Beneficial Ownership of Kaynar Technologies Common Stock:  0.

STEVEN L. GERARD
Citizenship: USA.
Director of Banner Aerospace.
Beneficial Ownership of Kaynar Technologies Common Stock:  0.

CHARLES M. HAAR
Citizenship:  USA.
Director of Banner Aerospace.
Professor of law at Harvard University.
Beneficial Ownership of Kaynar Technologies Common Stock:  0.

PHILIPPE HERCOT
Citizenship: French.
Director of Banner Aerospace.
Managing partner for Capital Industrie & Associs (a Paris, France based investment and consulting firm).
Beneficial Ownership of Kaynar Technologies Common Stock:  0.

MICHAEL D. HERDMAN
Citizenship: USA.
Director of Banner Aerospace.
Senior Vice President of American National Can for Beverage  Cans
Europe/Asia Pacific.
Beneficial Ownership of Kaynar Technologies Common Stock:  0.

WARREN D. PERSAVICH
Citizenship:  USA.
Director,  Senior Vice President and Chief Operating  Officer  of
Banner Aerospace.
Beneficial Ownership of Kaynar Technologies Common Stock:  0.

                          PAGE 9 OF 11
DR. ERIC I. STEINER
Citizenship:  USA.
Director   and   Senior  Vice  President  of  Banner   Aerospace.
Director,  President and Chief Operating Officer of The Fairchild
Corporation.
Beneficial Ownership of Kaynar Technologies Common Stock:  0.

JEFFREY J. STEINER
Citizenship:  Austria.
Chairman of the Board, CEO and President of Banner Aerospace. Chairman of the Board and CEO of The Fairchild Corporation. Beneficial Ownership of Kaynar Technologies Common Stock: 0.
As a result of his stock ownership in the Reporting Persons and executive positions with the Reporting Persons, Mr. Steiner may be deemed to be the beneficial owner of the Shares beneficially owned by the Reporting Persons. Mr. Steiner disclaims such beneficial ownership, except to the extent of his pecuniary interest therein.

LEONARD TOBOROFF
Citizenship:  USA.
Director of Banner Aerospace
Executive Vice President and Director of Riddell Sports, Inc.,  a
manufacturer  and licenser of sports equipment.   Vice  President
and Vice Chairman of the Board of Allis-Chalmers Corporation, a holding company.
Beneficial Ownership of Kaynar Technologies Common Stock:  0.

Eugene W. Juris
Citizenship:  USA.
Vice President and Chief Financial Officer of Banner Aerospace.
Beneficial Ownership of Kaynar Technologies Common Stock:  0.

Bradley T. Lough
Citizenship:  USA.
Treasurer and Secretary of Banner Aerospace.
Beneficial Ownership of Kaynar Technologies Common Stock:  0.

                          PAGE 10 OF 11

                            EXHIBIT B

          PURCHASES OF KAYNAR TECHNOLOGIES COMMON STOCK

Purchases by RHI Holdings, Inc.:

Opening Balance  ** (** Previously Reported)

Trade dates    No. of Shares  Price Per Share     Total Cost
8/17/98
to 11/19/98         248,300                       4,082,890.95

New Purchases

Trade date     No. of Shares  Price Per Share     Total Cost
12/03/98         87,500       20.4325             1,787,843.75
12/04/98          5,000       20.5800               102,900.00
12/07/98         10,000       22.3838               223,838.00
12/08/98         30,000       22.2592               667,776.00
--------       --------       ------              -------------
Total New Purchases:  132,500 Shares                2,782,357.75

Purchases by Banner Aerospace, Inc.:

Opening Balance  ** (** Previously Reported)

Trade dates    No. of Shares  Price Per Share     Total Cost
8/17/98
to 11/19/98    112,300                            1,870,773.40

New Purchases

Trade date     No. of Shares  Price Per Share     Total Cost
11/30/98         25,000       21.5000               537,500.00
12/01/98         47,000       21.5433             1,012,534.50
12/02/98        155,000       21.0824             3,267,772.00
--------       --------       ------              -------------
Total New Purchases:  227,000 shares              4,817,806.50

COMBINED TOTALS:

               No. of Shares                      Total Cost
               720,100                            13,553,828.60

                          PAGE 11 OF 11